UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Belk, Inc.

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

07783B103

(CUSIP Number)

October 26, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 07783B103	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Quadre Investment Advisors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 73,845
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 73,845
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,845
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.73%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 07783B103	13G	Page 3 of 6 Pages

Item 1.

(a)	Name of Issuer Belk, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices 2801 West Tyvola Road Charlotte, NC 28217-4500

Item 2.

(a)	Name of Person Filing Quadre Investment Advisors, LLC (the “Reporting Person”).

(b)	Address of the Principal Office or, if none, residence 353 East 83rd Street, Suite 23H New York, NY 10028

(c)	Citizenship The Reporting Person is a New York limited liability company.

(d)	Title of Class of Securities Class B Common Stock (the “Shares”).

(e)	CUSIP Number 07783B103

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 07783B103	13G	Page 4 of 6 Pages

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 73,845 Shares.

(b)	Percent of class: As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 6.73% of the total number of Shares outstanding (based upon information provided by the Issuer on Form 10-Q filed September 8, 2015, there were 1,097,872 Shares outstanding as of September 1, 2015).

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 73,845.

	(ii)	Shared power to vote or to direct the vote: 0.

	(iii)	Sole power to dispose or to direct the disposition of: 73,845.

	(iv)	Shared power to dispose or to direct the disposition of: 0.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.  Notice of Dissolution of Group.

This Item 9 is not applicable.

CUSIP No. 07783B103	13G	Page 5 of 6 Pages

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 07783B103	13G	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2015

QUADRE INVESTMENT ADVISORS, LLC

/s/ Matthew Giffuni

Name: Matthew Giffuni

Title: Managing Partner